April 03, 2025

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Claudia Rios, Staff Attorney and Irene Barberena-Meissner, Staff Attorney, Division of Corporation Finance, Office of Energy & Transportation

Re:	Alternus Clean Energy, Inc. Preliminary Information Statement on Schedule 14C Filed February 7, 2025 File No. 001-41306

Dear Ladies and Gentlemen:

On behalf of our client, Alternus Clean Energy, Inc. (the “Company”), we submit this letter setting forth the response of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 21, 2025 (the “Comment Letter”) with respect to the Company’s Preliminary Information Statement on Schedule 14C (the “Information Statement”).

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Information Statement.

Preliminary Information Statement filed February 7, 2025

General

1.  Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. Your beneficial ownership table on page 14 indicates that Alternus Energy Group Plc is your only shareholder holding more than 5% of your outstanding common stock. Based on 9,399,075 shares of common stock you had outstanding as of January 24, 2025, Alternus Energy Group Plc holds 24% of your outstanding common stock. Therefore, it appears that some of your consenting shareholders hold less than 5% of your outstanding common stock. Based on your disclosure, you may have engaged in a solicitation in order to obtain these consents. In your response letter, please describe each consenting shareholder’s relationship to the company as well as the sequence of events through which the consents of these shareholders were obtained and provide your analysis as to whether such activities constitute a solicitation, as defined in Exchange Act Rule 14a-1(l). Also, tell us who inquired about the voting intentions of the shareholders that consented to these actions. Alternatively, file preliminary proxy statement on Schedule 14A.

Company Response. The Company acknowledges the Staff’s comment and has made the requested revised disclosure to our beneficial ownership table on page 14 of the Information Statement, clarifying and stating that the Company and its primary shareholders, which include Alternus Energy Group Plc (the “Parent”) and Mr. Vincent Browne collectively own more than 50.1% of the outstanding common stock (on a voting-basis) of the Company, as of the date of the current amendment filing. With respect to the Company’s initial Information Statement, the Company would like to respectfully submit that the Company was between the current pending transactions, which would have enabled the Company to acquire adequate consenting shareholding prior to filing its definitive information statement; avoiding solicitation(s) to obtain these consents, as defined in Exchange Act Rule 14a-1(l).

2. Throughout this document there is omitted information even though it appears that the events pertaining to such information have occurred. For example, you disclose that the written consents were "executed on February [*], 2025" and that "[t]he approximate ownership percentage of the voting stock of the Company by the Majority Holders as of the Record Date totaled in the aggregate [*]%." To the extent that omitted information is already known, it should be disclosed. Please revise this document accordingly or advise why continued omission is appropriate.

Company Response. The Company acknowledges the Staff’s comment and has made the requested additional disclosure throughout the Information Statement.

3. We note you disclosed on your Form 8-K filed on February 12, 2025 that the company received a delisting notification from Nasdaq on February 10, 2025 stating that Nasdaq has determined to delist the company’s common stock, par value $0.0001 per share, from The Nasdaq Capital Market, and Nasdaq would accordingly suspend trading in the company’s common stock, effective at the opening of trading on February 12, 2025. Please revise your disclosure throughout the information statement to reflect the delisting determination and suspension of trading of your common stock on Nasdaq.

Company Response. The Company acknowledges the Staff's comment and has made the requested revised disclosure throughout the Information Statement to reflect the delisting determination, the suspension of trading of our common stock on Nasdaq and the listing of our common stock on the OTC Markets.

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Jeffrey P. Wofford, Esq., of Sichenzia Ross Ference Carmel LLP at jwofford@srfc.law; or Mohit Agrawal, Esq. of Sichenzia Ross Ference Carmel LLP at magrawal@srfc.law/+1 (646) 267-5506.

Very truly yours,

/s/ Jeffrey P. Wofford
Jeffrey P. Wofford
Sichenzia Ross Ference Carmel LLP

cc:	Taliesin Durant, CLO Alternus Clean Energy, Inc.